CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500

FAX: (650) 470-4570

www.skadden.com

February 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Jenifer Gallagher

Karl Hiller

Timothy S. Levenberg

Karina Dorin

Re:	Viking Holdings Ltd

Draft Registration Statement on Form F-1

Submitted December 15, 2023

CIK No. 0001745201

On behalf of our client, Viking Holdings Ltd, a Bermuda exempted company (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 11, 2024 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form F-1 confidentially submitted to the Commission on December 15, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Securities and Exchange Commission

February 7, 2024

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Summary, page 1

1.

We note the multiple risk factors you present under “Risks Related to Our Indebtedness” beginning at page 50. Please discuss and quantify your current indebtedness in the summary and elsewhere where you discuss your results of operations, including your revenue, net income, and Adjusted EBITDA. Please also address the potential related risks as a result of the private placement derivative losses and their impact on net income during the most recent nine months.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 12, 96 and 107 of the Amendment to quantify its current indebtedness in the summary. The Company also respectfully advises the Staff that the Company’s Series C Preference Shares will automatically convert into ordinary shares immediately prior to the consummation of the initial public offering. As a result, there will not be private placement derivative losses related to the Company’s Series C Preference Shares on a go forward basis. As such, the Company believes that a risk factor related to the private placement derivative losses related to the Series C Preference Shares is not applicable and would not be helpful to investors.

Risk Factors

Increases in inflation could adversely affect our business, financial condition and results of operations, page 37

2.

We note your statement that continued elevated levels of inflation create significant uncertainty around costs and could adversely affect your business, financial condition, and results of operations. Please update disclosure in your MD&A section to identify actions planned or taken, if any, to mitigate inflationary pressures.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 81 of the Amendment to identify actions planned or taken to mitigate inflationary pressures.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors, page 62

3.

We note your disclosure that subject to Section 14 of the Securities Act, which renders void any purported waiver of the provisions of the Securities Act, your bye-laws contain a broad waiver by your shareholders of any claim or right of action, both individually and on your behalf, against any of your officers or directors. We also note your related disclosure on pages 136 and 142. Please tell us whether the waiver applies to claims under the U.S. federal securities laws. If you do not intend for this provision to be applicable to actions under the Securities Act or Exchange Act, please revise to state this information, and tell us how you will inform investors in future filings that the provision is not intended to apply to any such actions.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Securities and Exchange Commission

February 7, 2024

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 58, 136 and 142 of the Amendment to provide for the clarifications and statements noted above.

Use of Proceeds, page 69

4.

You disclose that you might use some of the net proceeds to make acquisitions or investments, although you do not currently have any agreements or commitments for any material acquisitions or investments. When known, please provide the information that Items 3.C.2 and 3.C.3 of Form 20-F require, if applicable.

The Company respectfully advises the Staff that the Company does not currently have any definitive agreements or commitments for any material acquisitions or investments in place. If the Company enters into any such agreements, the Company will revise the disclosure to provide the information that Items 3.C.2 and 3.C.3 of Form 20-F require, if applicable.

Dilution, page 73

5.

We understand from numerous disclosures throughout the filing that your Series C Preference Shares will be converted into ordinary shares immediately prior to the consummation of your offering; and we see that you describe the conversion feature on page F-52.

Please expand your various disclosures concerning the conversion of these shares to quantify the number of ordinary shares that you expect to issue upon their conversion, and to describe any uncertainty or reasonably possible change in the number of ordinary shares to be issued to settle those instruments.

Please also expand your disclosures under this heading to explain how the incremental ordinary shares will be reflected in your calculations of dilution.

The Company respectfully advises the Staff that it has revised the disclosure on page 16 of the Amendment to add the conversion ratio and quantify the number of ordinary shares that the Company expects to issue upon the conversion of its Series C Preference Shares. The Company will populate the number of ordinary shares the Company expects to issue upon the conversion of its Series C Preference Shares in a future filing. The Company also respectfully advises the Staff that pro forma net tangible book value, as described on page 69 of the Amendment, gives effect to the Conversion Event (as defined in the Amendment), which includes the incremental ordinary shares to be issued upon conversion of the Series C Preference Shares.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Securities and Exchange Commission

February 7, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 78

6.

We note that you present some statistical and operating data on both a consolidated and segment basis though limit your discussion and analysis of the results of operations to the consolidated information.

Please expand your discussion and analysis to also address the changes in revenues and operating income (loss) for each of your reportable segments, consistent with Item 5 of Form 20-F which requires information that also relates to the segments.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 76 to 80 of the Amendment to address the changes in revenues and operating income (loss) for each of our reportable segments, consistent with Item 5 of Form 20-F.

Directors and Executive Management Compensation, page 126

7.	Please update your executive compensation disclosure to reflect the most recently completed fiscal year. For guidance, refer to Item 6.B of Form 20-F.

The Company respectfully advises the Staff that the Company has revised the disclosure on page 125 of the Amendment to reflect the most recently completed fiscal year.

General

8.	Please revise your disclosure to identify the “leading market research company” and “leading global consulting firm” to whom you attribute certain statistical claims.

The Company respectfully advises the Staff that the below disclosure was derived from the following third-party sources:

•

“According to a leading market research company, the global luxury leisure travel market is expected to grow from $1.4 trillion in 2023 to $1.9 trillion in 2028, representing a CAGR of 7.3%.” and “According to a leading market research company, the overall cruising and yachting industry is forecasted to grow at a CAGR of 8.1% from 2023 to 2028, with its market share of the global luxury leisure travel market rising from 14.7% to 15.3% over the same period.” were derived from data provided by Technavio. The data can be accessed after purchasing a report from Technavio. Such report was not commissioned by us and is generally available to anyone for a fee.

•

“According to a leading global consulting firm, while the Chinese outbound market has been slower to rebound from the COVID-19 pandemic, Chinese tourists maintain a strong desire to travel internationally, and outbound travel is expected to increase in 2024.” was derived from data provided by McKinsey & Company. The data can be accessed using the following link: https://www.mckinsey.com/industries/travel-logistics- and-infrastructure/our-insights/outlook-for-china-tourism-2023-light-at-the-end-of-the-tunnel.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Securities and Exchange Commission

February 7, 2024

9.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act, as amended. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff. The Company confirms that potential investors will not retain copies of any such communications.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Securities and Exchange Commission

February 7, 2024

Please contact me at (650) 470-4540 or gregg.noel@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,
/s/ Gregg A. Noel

cc:	Torstein Hagen, Chief Executive Officer, Viking Holdings Ltd

Leah Talactac, Chief Financial Officer, Viking Holdings Ltd

Allison Becker, General Counsel, Viking Holdings Ltd

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

Christopher Lueking, Latham & Watkins LLP

Scott Westhoff, Latham & Watkins LLP

Jonathan Sarna, Latham & Watkins LLP